UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Dynamic Oil & Gas, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    267906105
                                    ---------
                                 (CUSIP Number)

                              John K. Whelan, Esq.
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  267906105

1    NAME OF REPORTING PERSON:  Sequoia Oil & Gas Trust
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)   [ ]
                                                                (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Alberta, Canada

    NUMBER OF        7    SOLE VOTING POWER:  -0-
     SHARES
  BENEFICIALLY       8    SHARED VOTING POWER: 3,473,725 Shares(1)
    OWNED BY
      EACH           9    SOLE DISPOSITIVE POWER:  -0-
    REPORTING
  PERSON WITH        10   SHARED DISPOSITIVE POWER: -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,473,725 Shares(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  13.38%(2)

14   TYPE OF REPORTING PERSON:  OO

(1) Includes options to purchase shares of Dynamic Oil & Gas, Inc. common stock that are subject to the lock-up agreements described herein.

(2) Calculated based on 25,960,528 shares of Dynamic common stock outstanding. In accordance with Rule 13d-3(d)(1)(i)(D), this number represents the sum of the shares actually outstanding as of December 31, 2004, as set forth in Dynamic's annual report on Form 20-F filed on March 31, 2005, plus the number of shares underlying the options subject to the lock-up agreements described herein.



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


ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D ("Statement") relates to shares of common stock ("Shares") of Dynamic Oil & Gas, Inc. (the "Issuer"), a corporation organized under the laws of the Province of British Columbia. The Issuer's principal executive office is located at #230 - 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6, Canada.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by Sequoia Oil & Gas Trust (the "Trust"), an open-end unincorporated investment trust governed by the laws of the Province of Alberta. The Trust's principal business is to issue Trust Units and to acquire and hold royalties and other interests. The principal executive office of the Trust is located at Suite 1200, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6, Canada.

        The business and operations of the Trust are managed by Sequoia Oil & Gas Ltd. (the "Administrator"), a corporation organized under the laws of the Province of Alberta with its principal executive office located at Suite 1200, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6, Canada. The Administrator is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada. Information regarding the executive officers and directors of the Administrator is set forth in Annex I, which is incorporated herein by reference.

        During the last five years neither the Trust, the Administrator, nor, to the best knowledge of the Trust, any of the individuals named in Annex I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        This Statement is being filed pursuant to a series of Lock-Up
Agreements ("Lock-Up Agreements") entered into by the Trust and nine holders of Shares and options to acquire Shares of the Issuer (the "Securityholders") in connection with the Trust's agreement to acquire 100% of the Shares pursuant to an Arrangement Agreement dated July 20, 2005 (the "Arrangement Agreement") among the Issuer, the Trust, Shellbridge Oil & Gas, Inc. ("Shellbridge") and 0730008 B.C. Ltd. The Trust is not paying any consideration in connection with its acquisition of beneficial ownership of Shares pursuant to the Lock-Up Agreements.

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


ITEM 4. PURPOSE OF TRANSACTION

        On July 20, 2005, the Issuer entered into the Arrangement Agreement, whereby the Trust will acquire all of the Issuer's Alberta oil and natural gas assets, and whereby the Issuer will reorganize all of its British Columbia and Saskatchewan oil and natural gas assets into Shellbridge, a new exploration company.

        The Arrangement Agreement contemplates that the transaction will be completed by way of Plan of Arrangement (the "Plan"). Under the Plan, the Issuer will establish Shellbridge as a new exploration-focused, Canadian publicly-traded subsidiary and will transfer into Shellbridge, effective May 1, 2005, all of the benefits and obligations of the Issuer's producing assets and undeveloped land located in the provinces of British Columbia and Saskatchewan. The Issuer will retain all of its Alberta properties. The Trust will purchase all of the outstanding Shares for a cash payment to the Issuer's shareholders of Cdn. $72.9 million less approximately Cdn. $28.9 million in certain benefits, liabilities and obligations that are being assumed by the Trust.

        As a result of the Plan, through a series of intermediate steps, each shareholder of record of the Issuer will receive, at closing, Cdn. $1.71 in cash and one common share of Shellbridge for each Share they hold. Shellbridge will be managed by the Issuer's current management team and Board of Directors. Effective upon consummation of the Plan, the Trust will cause the Issuer's management team and Board of Directors to be replaced. The Trust may also cause the Issuer's Certificate of Incorporation and Articles to be amended at some point in the future after the consummation of the Plan.

        As part of the Plan, the vesting of all outstanding options to purchase the Issuer's Shares will accelerate and those options not previously vested shall become exercisable immediately prior to the effective time of the Plan. Each option to purchase the Issuer's Shares not exercised by the effective time of the Plan will be terminated for no consideration and will be cancelled and the rights thereunder extinguished as of the effective time of the Plan.

        Consummation of the Plan is subject to certain closing conditions including, without limitation, the approval by the holders of Shares of the Issuer, judicial determination of fairness, regulatory approval and the conditional listing of the common shares of Shellbridge for trading on the Toronto Stock Exchange or the TSX Venture Exchange.

        The Plan has the unanimous support of the boards of directors of both the Issuer and the Administrator. The Plan includes a break fee of Cdn. $2.16 million payable by either party if the transaction is not completed under certain circumstances.

        The Arrangement Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 2.

        As provided in the Arrangement Agreement, the Trust entered into Lock-Up Agreements

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

with the Securityholders setting forth the terms and conditions upon which each Securityholder has agreed, among other things, to support the Plan and to vote, or to cause to be voted, in favor of the Plan all of the Shares, including the Shares received upon the exercise of options, that the Securityholder beneficially owns or controls. The Lock-Up Agreement grants the Trust the power to direct the vote of the Securityholders with respect to any matter relating to the Plan that may be put before the securityholders of the Issuer.

        A Form of Lock-up Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1.

        Except as contemplated by the Arrangement Agreement and the Lock-up Agreements or as otherwise set forth in this Item 4, neither the Trust, the Administrator, nor, to the best knowledge of the Trust, or any of the persons listed in Annex I hereto, has any present plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (A) Reference is made to the information contained in Rows 7-11 and 13 of the cover page of this Schedule 13D, which is incorporated by reference herein. To the Trust's knowledge, except as set forth herein, neither the Administrator nor any person named in Annex I is the beneficial owner of any Shares.

        (B) Of the 3,473,725 Shares beneficially owned by the Trust, the Trust does not have the sole power to vote the Shares or the sole or shared power to dispose of the shares. The Trust has the shared power to direct the vote of the 3,473,725 Shares under the limited circumstances set forth in the Lock-Up Agreements.

        (C) Other than described herein, no transactions in the Shares have been effected during the past 60 days by the Trust or, to the best of the Trust's knowledge, the Administrator or any person named in Annex I.

        (D) The Securityholders who are parties to the Lock-Up Agreements have retained the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Statement.

        (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As described above, the Trust has entered into Lock-Up Agreements with the Securityholders whereby the Securityholders agree to vote for the Plan described above and the Trust is granted a shared voting power over the Shares held by each Securityholder. These Lock-Up Agreements have been entered into with the following shareholders: Jonathan

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


Rubenstein, Wayne Babcock, William B. Thompson, David Jennings, Michael Bardell, Don Umbach, John Greig, John Lagadin and David Grohs.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Form of Lock-up Agreement entered into between the Trust and each Securityholder.

        2. Arrangement Agreement dated July 20, 2005 among the Issuer, the Trust, Shellbridge Oil & Gas, Inc. and 0730008 B.C. LTD.



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




                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2005


                                            SEQUOIA OIL & GAS TRUST, by its
                                            administrator SEQUOIA OIL & GAS LTD.


                                            By:/s/ John C. Zang
                                               ----------------
                                               Name:  John C. Zang
                                               Title:  Secretary











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






                                     ANNEX I

Following is certain information concerning the executive officers and directors of the Administrator:

(a)
        Name:                         Bradley Johnson

        Business Address:             Suite 1200, 500-4th Avenue S.W., Calgary,
                                      Alberta T2P 2V6, Canada

        Principal Occupation and      President,  Chief Executive  Officer and
        Present Employer:             Director,  Sequoia Oil & Gas Ltd.

        Employer's Principal          Suite 1200, 500-4th Avenue S.W., Calgary,
        Business Address:             Alberta T2P 2V6, Canada

        Citizenship:                  Canada

(b)
         Name:                        Ted Hanbury

         Business Address:            Suite 1200, 500-4th Avenue S.W., Calgary,
                                      Alberta T2P 2V6, Canada

         Principal Occupation and     Vice-President and Chief Operating
         Present Employer:            Officer, Sequoia Oil & Gas Ltd.

         Employer's Principal         Suite 1200, 500-4th Avenue S.W., Calgary,
         Business Address:            Alberta T2P 2V6, Canada

         Citizenship:                 Canada

(c)
        Name:                         Paul Belliveau

        Business Address:             Suite 1200, 500-4th Avenue S.W., Calgary,
                                      Alberta T2P 2V6, Canada

        Principal Occupation and      Vice-President, Finance and Chief
        Present Employer:             Financial Officer, Sequoia Oil & Gas Ltd.

        Employer's Principal          Suite 1200, 500-4th Avenue S.W., Calgary,
        Business Address:             Alberta T2P 2V6, Canada

        Citizenship:                  Canada




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



(d)
         Name:                        John C. Zang

         Business Address:            Suite 1200, 500-4th Avenue S.W., Calgary,
                                      Alberta T2P 2V6, Canada

         Principal Occupation and     Secretary, Sequoia Oil & Gas Ltd. and
         Present Employer:            John C. Zang, Barrister and Solicitor

         Employer's Principal         Suite 1200, 500-4th Avenue S.W., Calgary,
         Business Address:            Alberta T2P 2V6, Canada

         Citizenship:                 Canada


(e)
        Name:                         Ken Woolner

        Business Address:             Suite 850, 400 3rd Avenue SW, Calgary,
                                      AB., T2P 4H2, Canada

        Principal Occupation and      Businessman; director of various public
        Present Employer:             companies

        Employer's Principal          Suite 850, 400 3rd Avenue SW, Calgary,
        Business Address:             AB., T2P 4H2, Canada

        Citizenship:                  Canada

(f)
        Name:                         David Tuer

        Business Address:             None

        Principal Occupation and      Businessman
        Present Employer:

        Employer's Principal          None
        Business Address:

        Citizenship:                  Canada




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



(g)
         Name:                        Dennis Chorney

         Business Address:            905, 500 4th Avenu SW, Calgary,
                                      AB., T2P 0L4, Canada

         Principal Occupation and     Businsessman
         Present Employer:

         Employer's Principal         Not actively employed
         Business Address:

         Citizenship:                 Canada

(h)
         Name:                        James C. Finkbeiner

         Business Address:            2474 Berton Place, North Vancouver,
                                      BC, V7H 2W8, Canada

         Principal Occupation and     Private Investor and Consultant
         Present Employer:

         Employer's Principal         Not actively employed
         Business Address:

         Citizenship:                 Canada

(i)
        Name:                         Graham M. Wilson

        Business Address:             1866 Naomi Place, North Vancouver,
                                      BC, V7G 1Y1, Canada

        Principal Occupation and      President, Grawil Consultants Inc.
        Present Employer:

        Employer's Principal          1866 Naomi Place, North Vancouver,
        Business Address:             BC, V7G 1Y1, Canada

        Citizenship:                  Canada



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